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                            December 22, 2020

       Ingo Mueller
       Chief Executive Officer
       Agriforce Growing Systems, Ltd.
       777 Hornby Street, Suite 600
       Vancouver, BC V6Z 1S4
       Canada

                                                        Re: Agriforce Growing
Systems, Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2020
                                                            File No. 333-251380

       Dear Mr. Mueller:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 16, 2020

       Risk Factors , page 5

   1. You have elected to use the extended transition period for complying with new or revised accounting standards
for an    emerging growth company    but deleted the risk factor.
                                                        Please provide a risk
factor to explain that this election will allow you to delay the adoption of new or
revised accounting standards that have different effective dates for public and private
companies until those standards apply to private companies, and disclose that your
financial statements may not be comparable to companies that comply with all public company
accounting standards which could impact the valuation of your securities.
 Ingo Mueller
FirstName LastNameIngo   Mueller
Agriforce Growing  Systems, Ltd.
Comapany22,
December   NameAgriforce
              2020        Growing Systems, Ltd.
December
Page 2    22, 2020 Page 2
FirstName LastName



Executive Compensation, page 52

2. We note your response to comment eight in our letter dated November 9, 2020. The 2019 sum of the compensation for Mr. McClellan does not equal the amount in
the    Total
         column. Please revise or explain your calculations.
Series A Preferred Stock, page 58

3. We note your response to comment 10 in our letter dated November 9, 2020. You disclose that the holders of preferred shares will be entitled to one vote on each matter that preferred shareholders are exclusively entitled to vote. Please disclose when preferred shareholders are exclusively entitled to vote.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8

4. We read your response to prior comment 12 and we note your reference to "non-cash items" remains in your statement of cash flows. Please revise the label "non-cash items"
         to comply with ASC 230-10-45. Your interim statement of cash flows found on page F-31 may be used as a reference.
Item 15. Recent Sales of Unregistered Securities, page II-2

5. We note your response to comment 14 in our letter dated November 9, 2020. Please name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Martin James,
Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.
 Ingo Mueller
Agriforce Growing Systems, Ltd.
December 22, 2020
Page 3
                                               Sincerely,
FirstName LastNameIngo Mueller
                                               Division of Corporation Finance
Comapany NameAgriforce Growing Systems, Ltd.
                                               Office of Manufacturing
December 22, 2020 Page 3
cc:       Jolie Kahn
FirstName LastName